U. S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                                           	SEC File Number 0-12701
	                                           Cusip Number 229725106

Form 10-KSB
For Period Ended June 27, 1999

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing noted above, identify the Item to which the notification relates:

		Part I, Item 1. - Business
		Part I, Item 3. - Legal Proceedings
		Part II, Item 6. - Management's Discussion and Analysis
                        or Plan of Operation.
		Part II, Item 7. - Financial Statements and Exhibit 27

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:
		Cucos Inc.

Address of Principal Executive Office:
		110 Veterans Blvd., Suite 222, Metairie, LA 70005

PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

	(c)	The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

		Not applicable.

PART III -- NARRATIVE

	The Registrant's Annual Report on Form 10-KSB could not be filed on or before the due date, September 27, 1999, without unreasonable effort and expense, as a result of delays experienced in preparing its financial statements for the fiscal year ended June 27, 1999. The delay in completing the financial statements relates to staff reductions affected because of Registrant's recurring losses from operation and net capital deficiencies.

PART IV -- OTHER INFORMATION

	(1)	Name and telephone number of person to contact in
regard to this notification:

		Vincent J. Liuzza, Jr. , 504-835-0306

	(2)	Have all other periodic reports required under section
13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

		Yes.

	(3)	Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		Yes. As disclosed in the Registrant's previous filings during fiscal year 1999, the Company has incurred material operating losses, primarily arising from charges related to closed units and asset impairment.

	Cucos Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 27, 1999	      By:	/S/ Vincent J. Liuzza, Jr.
	                                  	Vincent J. Liuzza, Jr.
	                                  	Chief Executive Officer